787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 26, 2024

VIA EDGAR

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Staff Comments on the Annual Reports of Funds Listed on Appendix A

Dear Mr. Manion:

On behalf of the funds set forth in Appendix A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Robert Harrington of Willkie Farr & Gallagher LLP by telephone on June 10, 2024 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Report for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund for the fiscal year ended as of the date specified for such Fund in Appendix A.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

Comment No. 1:   According to its Annual Report, BlackRock Strategic Income Opportunities Portfolio held a Russian Federation bond denominated in rubles as of December 31, 2023. Given the sanctions levied against the Russian Federation in connection with the ongoing war in Ukraine, please explain supplementally how the bond was valued, as it appears to be classified as Level 2 in the fair value hierarchy in the Annual Report.

BRUSSELS  CHICAGO  DALLAS  FRANKFURT  HOUSTON  LONDON  LOS ANGELES  MILAN

MUNICH  NEW YORK  PALO ALTO  PARIS  ROME  SAN FRANCISCO  WASHINGTON

Response No. 1: The Russian Federation bond denominated in rubles with a value of $5,055,957, shown on page 85 of the Annual Report of BlackRock Strategic Income Opportunities Portfolio, was classified as Level 2 on the fair value hierarchy disclosure table starting on Page 151 in the Asset-Foreign Government Obligations line item. The security was valued using a third-party pricing vendor whose price considers information such as observable transactions of the exact and/or similar securities and market observable dealer quotes. Securities fair valued using market observable inputs would be classified as Level 2 by the Fund in accordance with ASC 820.

Comment No. 2:   Please confirm whether any Funds have meaningful positions in the equity tranches of any asset-backed securities (“ABS”), collateralized debt obligations (“CDOs”) or similar securities. If so, please consider including disclosures related to accounting for income and disclosures on how the interest and yield rates are determined with respect to such investments.

Response No. 2:   The Funds do not hold meaningful positions in the equity tranches of ABS, CDOs or similar securities. If the Funds hold meaningful positions in these securities in the future, BlackRock will consider adding the requested disclosure regarding accounting for income and interest and yield rate calculations in connection with such Funds’ investments in equity tranches of ABS, CDOs and similar securities in future financial statements.

*  *  *  *  *  *  *  *  *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Reports.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock, Inc.

Jessica Holly Esq., BlackRock, Inc.

Gladys Chang, Esq., BlackRock, Inc.

Bomi Lee, Esq., BlackRock, Inc.

Jesse Kean, Esq. Sidley Austin LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Robert Harrington, Esq., Willkie Farr & Gallagher LLP

Appendix A

Funds	File No.	Fiscal Year-End of Report
BlackRock Bond Fund, Inc.	811-02857
BlackRock Sustainable Total Return Fund		9/30/2023
BlackRock Total Return Fund		9/30/2023
BlackRock California Municipal Income Trust	811-10331	7/31/2023
BlackRock Strategic Global Bond Fund, Inc.	811-05603	12/31/2023
BlackRock ETF Trust	811-23402
BlackRock Future Climate and Sustainable Economy ETF		7/31/2023
BlackRock Future Financial and Technology ETF		7/31/2023
BlackRock Future Health ETF		7/31/2023
BlackRock Future Tech ETF		7/31/2023
BlackRock Future U.S. Themes ETF		7/31/2023
BlackRock Large Cap Value ETF		7/31/2023
BlackRock U.S. Carbon Transition Readiness ETF		7/31/2023
BlackRock U.S. Equity Factor Rotation ETF		7/31/2023
BlackRock World ex U.S. Carbon Transition Readiness ETF		7/31/2023
BlackRock ETF Trust II	811-23511
BlackRock AAA CLO ETF		7/31/2023
BlackRock Flexible Income ETF		7/31/2023
BlackRock Floating Rate Loan ETF		7/31/2023
BlackRock High Yield Muni Income Bond ETF		7/31/2023
BlackRock Intermediate Muni Income Bond ETF		7/31/2023
BlackRock Short-Term California Muni Bond ETF		7/31/2023

Funds	File No.	Fiscal Year-End of Report
BlackRock Funds	811-05742
BlackRock Advantage Small Cap Growth Fund		9/30/2023
iShares Municipal Bond Index Fund		12/31/2023
iShares Short-Term TIPS Bond Index Fund		12/31/2023
BlackRock Funds II	811-22061
BlackRock Managed Income Fund		12/31/2023
BlackRock Funds III	811-07332
BlackRock Cash Funds: Institutional		12/31/2023
BlackRock Cash Funds: Treasury		12/31/2023
BlackRock Diversified Equity Fund		12/31/2023
BlackRock LifePath® Dynamic 2025 Fund		12/31/2023
BlackRock LifePath® Dynamic 2030 Fund		12/31/2023
BlackRock LifePath® Dynamic 2035 Fund		12/31/2023
BlackRock LifePath® Dynamic 2040 Fund		12/31/2023
BlackRock LifePath® Dynamic 2045 Fund		12/31/2023
BlackRock LifePath® Dynamic 2050 Fund		12/31/2023
BlackRock LifePath® Dynamic 2055 Fund		12/31/2023
BlackRock LifePath® Dynamic 2060 Fund		12/31/2023
BlackRock LifePath® Dynamic 2065 Fund		12/31/2023
BlackRock LifePath® Dynamic Retirement Fund		12/31/2023
BlackRock LifePath® Index 2025 Fund		12/31/2023
BlackRock LifePath® Index 2030 Fund		12/31/2023
BlackRock LifePath® Index 2035 Fund		12/31/2023

Funds	File No.	Fiscal Year-End of Report
BlackRock LifePath® Index 2040 Fund		12/31/2023
BlackRock LifePath® Index 2045 Fund		12/31/2023
BlackRock LifePath® Index 2050 Fund		12/31/2023
BlackRock LifePath® Index 2055 Fund		12/31/2023
BlackRock LifePath® Index 2060 Fund		12/31/2023
BlackRock LifePath® Index 2065 Fund		12/31/2023
BlackRock LifePath® Index Retirement Fund		12/31/2023
iShares MSCI Total International Index Fund		12/31/2023
iShares Russell 1000 Large-Cap Index Fund		12/31/2023
iShares S&P 500 Index Fund		12/31/2023
iShares U.S. Aggregate Bond Index Fund		12/31/2023
BlackRock Funds IV	811-23341
BlackRock Systematic Multi-Strategy Fund		12/31/2023
BlackRock Funds V	811-23339
BlackRock Core Bond Portfolio		9/30/2023
BlackRock GNMA Portfolio		9/30/2023
BlackRock High Yield Bond Portfolio		9/30/2023
BlackRock Impact Mortgage Fund		9/30/2023
BlackRock Income Fund		9/30/2023
BlackRock Inflation Protected Bond Portfolio		12/31/2023
BlackRock Low Duration Bond Portfolio		9/30/2023
BlackRock Strategic Income Opportunities Portfolio		12/31/2023
BlackRock Sustainable High Yield Bond Fund		9/30/2023

Funds	File No.	Fiscal Year-End of Report
BlackRock Sustainable Low Duration Bond Fund		9/30/2023
BlackRock Funds VI	811-23344
BlackRock Advantage CoreAlpha Bond Fund		12/31/2023
BlackRock Index Funds, Inc.	811-07899
iShares MSCI EAFE International Index Fund		12/31/2023
iShares Russell 2000 Small-Cap Index Fund		12/31/2023
BlackRock Long-Term Municipal Advantage Trust	811-21835	7/31/2023
BlackRock MuniAssets Fund, Inc.	811-07642	7/31/2023
BlackRock Municipal 2030 Target Term Trust	811-22603	7/31/2023
BlackRock Municipal Income Fund, Inc.	811-21348	7/31/2023
BlackRock Municipal Income Trust	811-10339	7/31/2023
BlackRock MuniHoldings California Quality Fund, Inc.	811-08573	7/31/2023
BlackRock MuniHoldings Fund, Inc.	811-08081	7/31/2023
BlackRock MuniHoldings New Jersey Quality Fund, Inc.	811-08621	7/31/2023
BlackRock MuniHoldings Quality Fund II, Inc.	811-09191	7/31/2023
BlackRock MuniVest Fund II, Inc.	811-07478	7/31/2023
BlackRock MuniYield Fund, Inc.	811-06414	7/31/2023
BlackRock MuniYield New York Quality Fund, Inc.	811-06500	7/31/2023
BlackRock MuniYield Quality Fund II, Inc.	811-06660	7/31/2023
BlackRock MuniYield Quality Fund III, Inc.	811-06540	7/31/2023
BlackRock MuniYield Quality Fund, Inc.	811-06660	7/31/2023
BlackRock New York Municipal Income Trust	811-10337	7/31/2023
Master Bond LLC	811-21434

Funds	File No.	Fiscal Year-End of Report
Master Total Return Portfolio		9/30/2023
Master Investment Portfolio	811-08162
Diversified Equity Master Portfolio		12/31/2023
International Tilts Master Portfolio		12/31/2023
Large Cap Index Master Portfolio		12/31/2023
Money Market Master Portfolio		12/31/2023
S&P 500 Index Master Portfolio		12/31/2023
Total International ex U.S. Index Master Portfolio		12/31/2023
Treasury Money Market Master Portfolio		12/31/2023
U.S. Total Bond Index Master Portfolio		12/31/2023
Master Investment Portfolio II	811-23343
Advantage CoreAlpha Bond Master Portfolio		12/31/2023
Quantitative Master Series LLC	811-07885
Master Small Cap Index Series		12/31/2023